SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 1, 2005

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If“Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated March 31, 2005 re: Partner Communications Announces Completion of NIS 2.0 Billion Debt Offering.

Partner Communications Announces Completion of
NIS 2.0 Billion Debt Offering

Largest Public Corporate Debt Offering in the History of Israel

Rosh Ha’ayin, Israel, March 31st, 2005 – Partner Communications Company Ltd. (NASDAQ, Tel Aviv: PTNR, London: PCCD) announced today that it raised NIS 2.0 billion in a public offering in Israel of unsecured Series A notes. Of these notes approximately NIS 36.5 million were purchased by Partner Future Communications 2000 Ltd. (“PFC”), a wholly owned subsidiary of the Company. PFC also received an additional allocation of NIS 500 million in notes, raising the total principal amount of the series to NIS 2.5 billion. The notes owned by PFC are subject to a 90-day lock-up.

The term of the notes is seven years and the principal and interest payments are linked to the Israeli consumer price index. The annual interest on the notes is 4.25% and will be paid quarterly. Quarterly principal repayments will begin in June 2009. The notes were rated AA- by Maalot, and Aa2 by Midroog, Israel’s rating agencies.

Partner intends to immediately use the net proceeds from the offering to pay down most of its existing credit facility. Thereafter, it intends to use the net proceeds, together with drawings from a new credit facility that will replace its existing credit facility and subject to receipt of corporate approvals, (i) to repurchase up to 33.3 million shares from the founding Israeli shareholders, (ii) to redeem its $175 million 13% senior subordinated notes in August 2005 and (iii) for general corporate purposes. A general meeting of shareholders has been called for April 12, 2005 to obtain the shareholder approvals required in connection with Partner’s new credit facility and the share repurchase.

The securities offered will not be nor have been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States or in any other place other than Israel unless registered under the U.S. Securities Act of 1933 or pursuant to an applicable exemption from registration requirements.

Commenting on the debt offering concluded today, Amikam Cohen, Partner’s CEO said: “Partner is proud to conclude the largest public corporate debt offering in the history of the State of Israel. Our ability to win the public trust and support is a reflection of our continued success in leading the cellular market in Israel, offering the most advanced services of our superb GSM/GPRS/UMTS network, leveraging the strength of our brand, and offering 3G services so far unavailable in Israel”.

Alan Gelman, Partner’s CFO said that “We are now ready for the challenges of the future. We improved our balance sheet with the debt offering and a new flexible bank facility. The public debt offering concluded today and the share repurchase we hope to complete by the end of April are further evidence of our ability to create value for our shareholders and bondholders alike, and a vote of confidence in Partner’s prudent financial management and its strategic focus”.

Notes: Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target,” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

-	Uncertainties about the degree of growth in the number of consumers using wireless personal communications services and in the number of residents;

-	The risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

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-	The impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

-	The introduction or popularity of new products and services, including prepaid phone products, which could increase churn;

-	The effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;

-	The availability and cost of capital and the consequences of increased leverage;

-	The risks and costs associated with the need to acquire additional spectrum for current and future services;

-	The risks associated with technological requirements, technology substitution and changes and other technological developments;

-	Fluctuations in exchange rates;

-	The results of litigation filed or to be filed against us; and

-	The possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

-	As well as the risk factors specified under the heading "Risk Factors" in our 2003 annual report on form 20-F filed with the SEC on April 30th, 2004.

About Partner

Partner Communications Company Ltd. is a leading Israeli mobile communications operator providing GSM/GPRS/UMTS services and wire free applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to 2.34 million subscribers in Israel. Partner subscribers can use roaming services in 154 destinations using 335 GSM networks. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information: http://www.investors.partner.co.il

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Contact:
Mr. Alan Gelman		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, International & Investor Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54-7814161
E-mail:	alan.gelman@orange.co.il	E-mail:	dan.eldar@orange.co.il

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: April 1, 2005